JOINT NEWS RELEASE

TENDER OFFER FOR OMI SHARES EXPIRES ON JUNE 5TH

June 4, 2007. Teekay Corporation (Teekay) (NYSE: TK) and A/S Dampskibsselskabet TORM (TORM) (DSE: TORM and NASDAQ: TRMD) would like to inform shareholders of OMI Corporation (OMI) (NYSE: OMM) who have not tendered their shares of common stock pursuant to Teekay’s and TORM’s previously announced tender offer through its jointly owned subsidiary, Omaha, Inc. (Omaha) that, if they want to participate in the tender offer, they must do so prior to 5:00 pm, New York City time, on June 5, 2007, the expiration of the previously announced subsequent offering period.
     Shareholders should consider the following points (see below for further detail):
•	Teekay and TORM control over 80% of OMI’s shares and a majority of its board;

•	Teekay and TORM control the necessary votes to approve the merger of OMI with and into Omaha, without the vote of any other OMI shareholder;

•	If shares are not tendered before 5:00 pm, New York City time, on June 5, 2007, shareholders will have to wait until the merger becomes effective (which could take 30 to 60 days or even longer) to receive $29.25 per share, net to the seller in cash;

•	No further dividends will be declared on shares of OMI common stock; and

•	The OMI board unanimously recommended that all shareholders tender their shares.
Teekay and TORM Control Over 80% of OMI’s Shares and a Majority of its Board
     Teekay and TORM, through their jointly owned subsidiary, Omaha, currently own over 80% of the outstanding shares of OMI common stock and have designated four of the five directors on OMI’s board. All other directors resigned to allow Teekay and TORM to appoint directors in accordance with the transaction agreement.
     If Teekay and TORM acquire, through the tender offer, shares representing over 90% of the outstanding shares of OMI common stock, Teekay and TORM will not be required to seek approval of the merger by a vote of OMI shareholders at a duly convened meeting.
     If a meeting of OMI shareholders would be required before the merger could occur, OMI would be required to prepare, file with the Securities and Exchange Commission and mail to shareholders a proxy statement and call a meeting, a process that often takes an additional 30 to 60 days or even longer. Teekay and TORM control the necessary votes to approve the merger at that meeting without the vote of any other OMI shareholder. However, if a sufficient number of OMI shareholders do not tender their shares of common stock before the tender offer expires, they must wait until the merger becomes effective before they will receive payment for their shares.
No Further Dividends will be Declared on Shares of OMI Common Stock
     Under the terms of the transaction agreement, OMI shareholders will not receive any additional dividends from OMI. A final prorated quarterly dividend was paid on May 31, 2007 to holders as of record on May 24, 2007.
The OMI Board Unanimously Recommended that all Shareholders Tender Their Shares
     This recommendation was made in connection with the board unanimously approving the transaction agreement executed on April 17, 2007.
For more information, please contact the Information Agent for the tender offer, Georgeson toll-free at (866) 577-4989 (Banks and Brokers may call collect at (212) 440-9800).

About Teekay
Teekay Corporation transports more than 10 percent of the world’s seaborne oil, has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), and is further growing its operations in the offshore production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO). With a fleet of over 155 vessels, offices in 17 countries and 5,600 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company. Teekay changed its name from Teekay Shipping Corporation to Teekay Corporation on May 30, 2007.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
About TORM
TORM is one of the world’s leading carriers of refined oil products and has significant activities in the bulk market. The Company operates more than 100 modern and secure vessels, most of them in pool co-operation with other respected shipping companies, sharing TORM’s commitment to safety, environmental responsibility and customer service.
TORM was founded in 1889. The Company conducts business all over the world and is headquartered in Copenhagen, Denmark. TORM’s shares are listed in Copenhagen (ticker TORM) as well as on NASDAQ (ticker TRMD).
About OMI
OMI Corporation is a major international owner and operator of tankers. Its fleet aggregates approximately 3.5 million deadweight tons and comprises 13 Suezmax tankers (7 of which it owns and 6 of which are chartered-in) and 32 product carriers (of which it owns 28 and charters-in 4). In addition, the Company has 2 product carriers under construction, which will be delivered in 2009.
Forward looking statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding the timing of the closing of Teekay and TORM’s acquisition of OMI. There can be no assurance that other conditions to the closing of the acquisition will be satisfied.

Teekay Corporation	A/S Dampskibsselskabet TORM
For Investor Relations enquiries contact:	Klaus Kjærulff, CEO
Dave Drummond	Tel: +45 39 17 92 00
Tel: +1 (604) 844-6654	Mobile: +45 40 10 81 11

For Media enquiries contact:	N. E. Nielsen, Chairman
Nicole Breuls	Tel: +45 72 27 00 00
Tel: +1 (604) 609-5898	Mobile: +45 25 26 33 43
Web site: www.teekay.com	Web site: www.torm.com